Exhibit (g)(3)
Zweig Consulting LLC
900 Third Avenue, 30th Floor
New York, NY 10022
February 2, 2007
Phoenix/Zweig Advisers LLC
900 Third Avenue, 31st Floor
New York, NY 10022
Ladies and Gentlemen:
     This will confirm that we have agreed to amend and restate Section 2.1 of the Amended and Restated Servicing Agreement, dated as of March 2, 2004, to read in its entirety as follows.
2.1 Except as otherwise provided in Section 2.2, this Agreement shall remain in effect from year to year (the “Term”), unless the Company or Zweig shall, upon not less than 60 days prior written notice, notify the other party that it has determined not to renew this Agreement effective the next succeeding March 1, in which case this Agreement shall terminate on the next succeeding March 1 during the Term; provided, however, that, with respect to a particular Fund (and Services being performed by Zweig hereunder with respect to such Fund), this Agreement shall terminate automatically on the first March 1 during the Term (if any) at which the continuation of this Agreement with respect to such Fund has not been specifically approved on or prior to such March 1 in accordance with the requirements of the Investment Company Act of 1940 by (i) a majority of such Fund’s outstanding voting securities or a majority of its board of directors and (ii) a majority of the directors who are not “interested persons”, as defined in the Investment Company Act of 1940, cast in person at a meeting called for the purpose of voting on such approval; and provided, further, that this Agreement shall terminate immediately in full at such time (as any) as it has been terminated with respect to both Funds.
     Kindly indicate your agreement to the foregoing by signing and returning a copy of this letter to us.

Sincerely yours,
/s/ Martin E. Zweig
Martin E. Zweig, President

AGREED TO BY: Phoenix/Zweig Advisers LLC
By:	/s/ Illegible